November 6, 2013

Ms. Laura Hatch

Securities and Exchange Commission

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Annual Report Dated June 30, 2013

Dear Ms. Hatch:

This correspondence is being provided to you in response to your comments and questions (“Staff Comment”) communicated during our October 28, 2013 telephone conversation with respect to Registrant’s Annual Report dated June 30, 2013.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1. You noted that when you compared the financial highlights tables in the Annual Report to the fee tables in the subsequently filed prospectuses, there were some differences and inquired as to why this was the case.

Response: As we discussed, most of the Registrant’s portfolios operate on a “multi-manager” basis. On occasion, the roster of sub-advisors (referred to by the Trust as “Specialist Managers”) serving one or more portfolios or the allocations of assets among those Specialist Managers may change between the fiscal year end of June 30 and the date on which the prospectus is filed, some four months later. Because the Registrant’s Specialist Managers are paid directly by the portfolios they serve, in such cases the change may materially affect the management fees paid by a portfolio. Such material changes are reflected in the fee tables in the prospectus so as to prevent them from being misleading.

2. You noted that the Internal Control Letter filed with the Registrant’s Form N-SAR on June 30, 2013 was missing the name of the auditor.

Response: The filing will be corrected.

3. You noted that Registrant’s Form N-PX was formatted in a way that you believed made it difficult to read.

Response: Registrant is reviewing the formatting of its Form N-PX and evaluating whether there is a way to make it more easily understandable.

November 6, 2013

4. You noted that The Real Estate Securities Portfolio had minimal assets as of the fiscal year end and inquired as to whether Registrant was intending to liquidate that portfolio.

Response: As we discussed, Registrant is used as a vehicle for executing the asset allocation strategies of its investment adviser (the “Adviser”) for its clients, and ownership of Registrant’s shares is limited to the Advisor’s clients. As of June 30, 2013, the Advisor had made the determination to allocate its client’s assets away from the real estate asset class, but intended to keep the portfolio registered in anticipation of the time when market conditions would mitigate in favor of a re-allocation of client assets to that asset class. Such favorable market conditions have returned, and, as of the date of this correspondence, the re-allocation of client assets into The Real Estate Securities Portfolio has begun.

5. You noted that the June 30, 2013 Annual Report indicated that 14.95% of The U.S. Corporate Fixed Income Securities Portfolio was invested in yankee dollar securities and inquired as to whether the “principal investment strategies” disclosure in Registrant’s prospectus should be amended with respect to such securities.

Response: Disclosure regarding foreign securities has been added to the principal strategies and principal risks section of the prospectus disclosure related to the U.S. Corporate Fixed Income Securities Portfolio.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 979-3884.

Very truly yours,

Don Felice